UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **January 19, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 19, 2005, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the third quarter of fiscal year 2005. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated January 19, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 19, 2005

ACXIOM CORPORATION

By:___ /s/ Jerry C. Jones_____
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated January 19, 2005

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces Third-Quarter Results
Highlights include strong international results, strong cash flow and new business

LITTLE ROCK, Ark. — January 19, 2005 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the third quarter of fiscal 2005 ended December 31, 2004. Financial results for the quarter include revenue of $312.4 million, income from operations of $39.4 million, diluted earnings per share of $.24, operating cash flow of $82.8 million and free cash flow of $58.5 million. Acxiom will hold a conference call at 4:30 p.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"Our third quarter results keep us on track to achieve the fiscal-year targets we've communicated in our Financial Road Map," Company Leader Charles D. Morgan said. "There were several highlights in the quarter, including a much-improved 10.6 percent operating margin in our international business, several significant new contracts won and existing contracts renewed and another strong cash flow performance."

Highlights of Acxiom's third-quarter performance include:

- Revenue of $312.4 million, up 22 percent from $255.2 million in the third quarter a year ago. Acquisitions contributed 15 percentage points of this 22 percentage-point growth in revenue.
- Income from operations of $39.4 million, an increase of 6 percent compared to $37.3 million in the third quarter last year.
- Pre-tax earnings of $34.6 million, an increase of 7 percent compared to $32.2 million in the third quarter a year ago.
- Diluted earnings per share of $.24, up 9 percent from $.22 the year before.
- Operating cash flow of $82.8 million and free cash flow of $58.5 million. The free cash flow of $58.5 million is a non-GAAP financial measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- New contracts that are expected to deliver $36 million in annual revenue and renewals that total $45 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $84 million in annual revenue.
- The acquisition of ChinaLOOP, a pioneering business intelligence, customer relationship management and data management company based in Shanghai, China.

In early January, Acxiom also acquired SmartDM, a full-service direct marketing firm based in Nashville, Tenn., that offers comprehensive direct marketing services and information management for mid-sized companies.

Morgan noted that "Acxiom recently completed contracts with TransUnion, Providian Financial Corporation, GE Capital Corporation, Lands' End, ALLTEL, Sak's Incorporated, The Home Depot, Inc., and Bernard C. Harris Publishing Co., Inc. We've also had some success with our Accenture partnership. Recently we've added three new clients related to this partnership – two in telecommunications and one government agency. And at TransUnion we have implemented the first grid-based solution housed at a client site."

"We again had a very encouraging quarter in new business won and renewals completed," Morgan continued. "They represent several substantial deals with important new and existing clients. Business activity in our pipeline remains strong, and we are confident our new-business outlook is good."

Outlook

For the fiscal year ended March 31, 2005 and thereafter, the Company's expectations are communicated in the attached Financial Road Map, which includes a chart summarizing the Company's one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals.

The Financial Road Map has been updated based on current expectations for fiscal years 2005 and 2006, and the long-term goals have been updated to reflect the expectation for fiscal year 2009. For the fiscal year ending March 31, 2006, the Company estimates that U.S. revenue will grow 7 percent to 11 percent, the U.S. operating margins will be 12.5 percent to 13.5 percent, international revenue will grow 7 percent to 11 percent and international margin will be 8 percent to 11 percent.

The financial projections stated today are based on the Company's current expectations and the assumptions and limitations set forth in the Financial Road Map. These projections are forward-looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future and do not include the impact of the expensing of employee stock options. Expensing of employee stock options will be required beginning July 1, 2005, and the Company is currently evaluating the new accounting standard to determine the potential impact on the Company's financial statements.

About Acxiom Corporation
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, Australia, China and Japan.

For more information, visit www.acxiom.com.

This release (including references to the Financial Road Map) and the scheduled conference call include a discussion of non-GAAP financial measures. Whenever the Company reports non-GAAP financial measures, there is a reconciliation to the comparable GAAP measure attached to the press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings and dividends referred to in the Financial Road Map will be within the estimated ranges; that the company is on track for a successful year and is currently operating in line with the Financial Road Map; that the business pipeline and our current cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections; that new contracts and contract renewals will generate the indicated amounts of revenue; that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; that we are well positioned for success and improving margins going forward; that future results will be within the indicated ranges; that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements (including the proposed accounting pronouncement changes which will require expensing of stock option grants and other equity compensation awards) may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that the integration of our recently acquired businesses may not be as successful as planned; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map exhibit, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the recent acquisitions of Claritas Europe and Consodata Europe will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended December 31,	
	2004	2003
Revenue:		
Services	225,811	196,407
Data	86,594	58,800
Total revenue	312,405	255,207
Operating costs and expenses:		
Cost of revenue		
Services	174,960	157,058
Data	52,199	36,714
Total cost of revenue	227,159	193,772
Selling, general and administrative	46,461	27,100
Gains, losses and nonrecurring items, net	(640)	(3,000)
Total operating costs and expenses	272,980	217,872
Income from operations	39,425	37,335
Other income (expense):		
Interest expense	(5,076)	(4,702)
Other, net	210	(456)
Total other income (expense)	(4,866)	(5,158)
Earnings before income taxes	34,559	32,177
Income taxes	11,079	12,233
Net earnings	23,480	19,944
Earnings per share:		
Basic	0.27	0.23
Diluted	0.24	0.22

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Nine Months Ended December 31,	
	2004	2003
Revenue:		
Services	653,730	579,019
Data	246,778	153,966
Total revenue	900,508	732,985
Operating costs and expenses:		
Cost of revenue		
Services	507,459	470,242
Data	153,786	107,907
Total cost of revenue	661,245	578,149
Selling, general and administrative	141,010	87,559
Gains, losses and nonrecurring items, net	(984)	(4,008)
Total operating costs and expenses	801,271	661,700
Income from operations	99,237	71,285
Other income (expense):		
Interest expense	(14,889)	(14,356)
Other, net	824	430
Total other income (expense)	(14,065)	(13,926)
Earnings before income taxes	85,172	57,359
Income taxes	30,312	14,935
Net earnings	54,860	42,424
Earnings per share:		
Basic	0.64	0.50
Diluted	0.58	0.47

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended December 31,	
	2004	2003
Basic earnings per share:		
Numerator - net earnings	23,480	19,944
Denominator - weighted-average shares outstanding	86,468	84,926
Basic earnings per share	0.27	0.23
Diluted earnings per share:		
Numerator:		
Net earnings	23,480	19,944
Interest expense on convertible bonds (net of tax benefit)	1,017	1,026
	24,497	20,970
Denominator:		
Weighted-average shares outstanding	86,468	84,926
Dilutive effect of common stock options and warrants	4,191	2,082
Dilutive effect of convertible debt	9,589	9,589
	100,248	96,597
Diluted earnings per share	0.24	0.22

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Nine Months Ended December 31,	
	2004	2003
Basic earnings per share:		
Numerator - net earnings	54,860	42,424
Denominator - weighted-average shares outstanding	86,187	85,535
Basic earnings per share	0.64	0.50
Diluted earnings per share:		
Numerator:		
Net earnings	54,860	42,424
Interest expense on convertible bonds (net of tax benefit)	3,051	3,076
	57,911	45,500
Denominator:		
Weighted-average shares outstanding	86,187	85,535
Dilutive effect of common stock options and warrants	3,870	1,874
Dilutive effect of convertible debt	9,589	9,589
	99,646	96,998
Diluted earnings per share	0.58	0.47

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2004	2003
US Services & Data	182,606	176,151
International Services & Data	58,507	15,547
IT Management	75,268	66,323
Intercompany eliminations	(3,976)	(2,814)
Total Revenue	312,405	255,207

	For the Nine Months Ended December 31,	
	2004	2003
US Services & Data	544,927	507,292
International Services & Data	159,842	44,167
IT Management	208,610	189,235
Intercompany eliminations	(12,871)	(7,709)
Total Revenue	900,508	732,985

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	December 31, 2004	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 21,894	$ 14,355
Trade accounts receivable, net	232,815	212,387
Deferred income taxes	14,316	14,032
Refundable income taxes	1,444	2,280
Other current assets	44,939	43,272
Total current assets	315,408	286,326
Property and equipment	552,359	521,064
Less - accumulated depreciation and amortization	243,530	253,976
Property and equipment, net	308,829	267,088
Software, net of accumulated amortization	58,010	64,553
Goodwill	339,986	282,971
Purchased software licenses, net of accumulated amortization	154,192	157,217
Unbilled and notes receivable, excluding current portions	18,864	13,030
Deferred costs, net	89,311	88,096
Data acquisition costs	48,681	36,557
Other assets, net	13,012	19,946
	$ 1,346,293	$ 1,215,784
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	84,808	73,245
Trade accounts payable	48,116	41,527
Accrued merger, integration and impairment costs	-	2,881
Accrued payroll and related expenses	25,948	23,979
Other accrued expenses	78,723	63,411
Deferred revenue	94,084	91,060
Total current liabilities	331,679	296,103
Long-term obligations:		
Long-term debt and capital leases, net of current installment	251,391	239,327
Software and data licenses, net of current installments	40,848	54,130
Total long-term obligations	292,239	293,457
Deferred income taxes	71,025	39,008
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,446	9,226
Additional paid-in capital	398,687	361,256
Retained earnings	352,988	308,487
Accumulated other comprehensive loss	14,525	2,940
Treasury stock, at cost	(124,296)	(94,693)
Total stockholders' equity	651,350	587,216
	$ 1,346,293	$ 1,215,784

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004
Net cash provided by operating activities	34,714	61,742	82,805
Capitalized software	(4,107)	(4,721)	(5,706)
Capital expenditures	(1,823)	(4,813)	(3,132)
Deferral of costs	(9,610)	(11,113)	(15,502)
Free cash flow	19,174	41,095	58,465

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net earnings	23,480	19,944
Non-cash operating activities:		
Depreciation and amortization	50,817	36,709
Loss on disposal or impairment of assets, net	(50)	-
Deferred income taxes	11,385	23,418
Changes in operating assets and liabilities:		
Accounts receivable	3,403	(7,197)
Other assets	5,915	3,168
Accounts payable and other liabilities	(12,145)	3,270
Merger, integration and impairment costs	-	(30)
Net cash provided by operating activities	82,805	79,282
Cash flows from investing activities:		
Proceeds received from the disposition of assets	-	39
Capitalized software	(5,706)	(6,510)
Capital expenditures	(3,132)	(7,637)
Deferral of costs	(15,502)	(5,312)
Payments received from investments	1,795	159
Net cash paid in acquisitions	(6,847)	-
Net cash used by investing activities	(29,392)	(19,261)
Cash flows from financing activities:		
Proceeds from debt	31,663	18,516
Payments of debt	(82,175)	(67,592)
Dividends paid	(3,464)	-
Sale of common stock	14,537	4,275
Acquisition of treasury stock	(2,840)	(1,350)
Net cash used by financing activities	(42,279)	(46,151)
Effect of exchange rate changes on cash	620	129
Net decrease in cash and cash equivalents	11,754	13,999
Cash and cash equivalents at beginning of period	10,140	3,649
Cash and cash equivalents at end of period	21,894	17,648
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	3,521	3,195
Income taxes	583	570
Noncash investing and financing activities:		
Issuance of warrants in acquisition	1,833	-
Enterprise software licenses acquired under long-term obligation	6,715	1,923
Acquisition of property and equipment under capital lease and installment payment arrangements	27,289	28,861
Construction of assets under construction loan	4,868	4,244

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Nine Months Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net earnings	54,860	42,424
Non-cash operating activities:		
Depreciation and amortization	139,916	107,745
Loss on disposal or impairment of assets, net	(50)	(1,008)
Deferred income taxes	30,933	16,676
Changes in operating assets and liabilities:		
Accounts receivable	(22,746)	(2,387)
Other assets	(2,531)	11,995
Accounts payable and other liabilities	(18,430)	2,455
Merger, integration and impairment costs	(2,691)	(584)
Net cash provided by operating activities	179,261	177,316
Cash flows from investing activities:		
Proceeds received from the disposition of operations	-	7,684
Proceeds received from the disposition of assets	-	737
Capitalized software	(14,534)	(20,141)
Capital expenditures	(9,768)	(12,261)
Investments in joint ventures and other companies	-	(5,000)
Deferral of costs	(36,225)	(15,344)
Payments received from investments	2,298	1,519
Net cash paid in acquisitions	(23,588)	-
Net cash used by investing activities	(81,817)	(42,806)
Cash flows from financing activities:		
Proceeds from debt	129,792	100,989
Payments of debt	(217,784)	(178,480)
Dividends paid	(10,359)	-
Sale of common stock	38,208	10,984
Acquisition of treasury stock	(30,208)	(56,047)
Net cash used by financing activities	(90,351)	(122,554)
Effect of exchange rate changes on cash	446	201
Net decrease in cash and cash equivalents	7,539	12,157
Cash and cash equivalents at beginning of period	14,355	5,491
Cash and cash equivalents at end of period	21,894	17,648
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	13,409	13,497
Income taxes	1,080	(986)
Noncash investing and financing activities:		
Issuance of warrants in acquisition	1,833	-
Acquisition of land in exchange for debt	-	2,698
Acquisition of data under long-term obligation	-	18,340
Enterprise software licenses acquired under long-term obligation	12,682	11,135
Acquisition of property and equipment under capital lease and installment payment arrangements	66,359	60,195
Construction of assets under construction loan	17,979	6,854

ACXIOM CORPORATION

Financial Road Map[1]
(as of Dec 31, 2004)

Years Ending March 31,	Actual[2] Fiscal 2004	Actual Q3 Fiscal 2005	Actual YTD Fiscal 2005	Target Fiscal 2005	Target Fiscal 2006	Long-Term Goals Fiscal 2009
U.S. Revenue Growth	2.7%	5.9%	7.5%	7% to 9%	7% to 11%	7% to 10% (CAGR)
U.S. Revenue	$926 million	$254 million	$741 million	$991 to $1,010 million	$1,075 to $1,110 million	-
International Revenue Growth	51.3%	276.3%	261.9%	-	7% to 11%	10% to 15% (CAGR)
International Revenue	$85 million	$59 million	$160 million	$215 to $225 million	$235 to $245 million	-
U.S. Operating Margin	9.8%	13.1%	12.2%	12% to 12.5%	12.5% to 13.5%	15% to 18%
International Operating Margin	3.1%	10.6%	5.4%	5% to 7%	8% to 11%	15% to 18%
Return on Assets	8.2%	9.5%[3]	9.5%[3]	10% to 11%	11% to 13%	14% to 16%
Return on Invested Capital	9.4%	11.1%[3]	11.1%[3]	12% to 13%	13% to 15%	16% to 19%
Operating Cash Flow	$260 million	$83 million	$179 million	$240 to $260 million	$260 to $290 million	$270 to $300 million
Free Cash Flow	$188 million	$58 million	$119 million	$160 to $180 million	$170 to $200 million	$170 to $200 million
Revolving Credit Line Balance	$16 million	$0 million	$0 million	Less than $150 million	Less than $150 million	Less than $200 million
Dividends Per Share	$0.04[4]	$0.04	$0.12	$0.16	$0.16	$0.20 to $0.24

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"
2 The Fiscal 2004 results include $0.9 million expense recorded in gains, losses and nonrecurring items, net and $2.8 million related to a write-down of a third-party software package.
3 ROA and ROIC for Q3 & YTD of Fiscal 2005 are calculated on a trailing 4 quarters basis. Results for the trailing 4 quarters ending Q3 of Fiscal 2005 include $4.3 million of restructuring charges, $3.7 million of asset impairment charges, partially offset by $1.4 million of recovery of previous charges on a bankrupt customer.
4 Acxiom declared its first quarterly dividend in the fourth quarter of Fiscal 2004.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.
2. Interest rates will remain at approximately the current levels.
3. The Company will utilize all of its tax loss carry forwards and begin to pay U.S. federal and state income taxes during FY07.
4. The Company will pay incentives under its bonus plan of approximately $15 million to $25 million for each of the years beginning in fiscal 2006 based on achievement of the Company's business plan.
5. The Company will maintain a relatively constant mix of business for each of its three business segments.
6. Foreign exchange rates will remain at approximately the current levels.
7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.
8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.
9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.
10. The effect of expensing employee stock options, which will be required beginning July 1, 2005, is not included in the Financial Roadmap. The Company is currently evaluating the potential impact on the Company's financial statements.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.
2. **Operating Margin** is defined as the income from operations as a percentage of revenue.
3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.
4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.
5. **Operating Cash Flow** is as shown on the Company's cash flow statement.
6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.
7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.
8. **Dividends Per Share** is defined as the sum of the dividends for that period.

ACXIOM CORPORATION

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2004	Actual Q2 Fiscal 2005	Actual YTD Fiscal 2005	Target Fiscal 2005		Target Fiscal 2006		Long-Term Goals Fiscal 2009	
Free Cash Flow									
Net cash provided by operating activities	259,883	82,805	179,261	240,000	260,000	260,000	290,000	270,000	300,000
Proceeds received from disposition of assets	2,783	0	0	0	0	0	0	0	0
Capitalized software	(27,844)	(5,706)	(14,534)	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)
Capital expenditures	(22,178)	(3,132)	(9,768)	(15,000)	(15,000)	(25,000)	(25,000)	(25,000)	(25,000)
Deferral of costs	(24,881)	(15,502)	(36,225)	(45,000)	(45,000)	(45,000)	(45,000)	(55,000)	(55,000)
Free cash flow	187,763	58,465	118,734	160,000 to	180,000	170,000 to	200,000	170,000 to	200,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)	Actual Fiscal 2004 ROA	Actual Fiscal 2004 ROIC	Actual Q2 Fiscal 2005 ROA (5)	Actual Q2 Fiscal 2005 ROIC (5)	Actual YTD Fiscal 2005 ROA (5)	Actual YTD Fiscal 2005 ROIC (5)	Target Fiscal 2005 ROA		Target Fiscal 2005 ROIC		Target Fiscal 2006 ROA		Target Fiscal 2006 ROIC		Long-Term Goals Fiscal 2009 ROA		Long-Term Goals Fiscal 2009 ROIC	
Numerator:																		
Income from operations	93,284	93,284	121,237	121,237	121,237	121,237	125,000	142,000	125,000	142,000	150,000	175,000	150,000	175,000	230,000	310,000	230,000	310,000
Add implied interest on operating leases (1)		13,557		13,243		13,243			15,000	15,000			15,500	15,500			20,000	20,000
	93,284	106,841	121,237	134,480	121,237	134,480	125,000	142,000	140,000	157,000	150,000	175,000	165,500	190,500	230,000	310,000	250,000	330,000
Denominator:																		
Average total assets (2)	1,143,120	1,143,120	1,275,529	1,275,529	1,275,529	1,275,529	1,280,000	1,300,000	1,280,000	1,300,000	1,350,000	1,400,000	1,350,000	1,400,000	1,700,000	1,900,000	1,700,000	1,900,000
Less average cash (3)		(10,129)		(14,401)		(14,401)			(10,000)	(30,000)			(50,000)	(120,000)			(100,000)	(140,000)
Less average non-interest bearing current liabilities (4)		(166,175)		(231,681)		(231,681)			(230,000)	(240,000)			(240,000)	(250,000)			(240,000)	(250,000)
Plus average present value of operating leases (1)		171,422		177,024		177,024			175,000	180,000			190,000	200,000			240,000	250,000
	1,143,120	1,138,238	1,275,529	1,206,472	1,275,529	1,206,472	1,280,000	1,300,000	1,215,000	1,210,000	1,350,000	1,400,000	1,250,000	1,230,000	1,700,000	1,900,000	1,600,000	1,760,000
Return on invested capital	8.2%	9.4%	9.5%	11.1%	9.5%	11.1%	10% to	11%	12% to	13%	11% to	13%	13% to	15%	14% to	16%	16% to	19%

Notes

1. Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2. Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3. Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4. Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5. ROA and ROIC for quarterly and YTD figures are calculated on a trailing 4 quarters basis and are therefore the same.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.